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                                                                       EXHIBIT 6

                     [LOGO] [LETTERHEAD OF MERRILL LYNCH]



                                         November 2, 1996

Board of Directors
Eckerd Corporation
8333 Bryan Dairy Road
Largo, FL  34617



Members of the Board of Directors:


          Eckerd Corporation (the "Company"), J.C. Penney Company, Inc. (the "Acquiror"), and Omega Acquisition Corporation, a wholly owned subsidiary of the Acquiror (the "Acquisition Sub"), have entered into an agreement and plan of merger (the "Agreement") pursuant to which the Acquisition Sub will make a tender offer (the "Offer") for 50.1% of the shares of the Company's common stock, par value $0.01 per share (the "Shares"), at $35.00 per Share, net to the seller in cash. The Agreement also provides that, following consummation of the Offer, (i) if the Stock Condition (as defined in the Agreement) has been satisfied, the Company will be merged with and into the Acquisition Sub (the "Forward Merger") or (ii) if the Stock Condition has not been satisfied, the Acquisition Sub will be merged with and into the Company (the "Reverse Merger," and together with the Forward Merger, the "Merger"). Pursuant to the Agreement, each remaining Share outstanding after consummation of the Offer not held by the Acquiror or its affiliates will be converted into the right to receive either
(i) if the Forward Merger is consummated 0.6604 shares of the common stock of the Acquiror (the "Acquiror Shares") or (ii) if the Reverse Merger is consummated, $35.00 per Share in cash, as such amounts may be adjusted pursuant to the Agreement. In connection with the Offer and the Merger, the parties have also entered into an agreement (the "Option Agreement") pursuant to which the Company has granted the Acquiror an option under certain circumstances described in the Option Agreement to acquire up to 10,554,786 Shares, or such other number of Shares as would equal 15% of the total Shares outstanding at the time of exercise of the option.


     You have asked us whether, in our opinion, the proposed consideration to be received by the holders of the Shares in the Offer and the Merger, taken as a whole, is fair to such stockholders from a financial point of view.


     In arriving at the opinion set forth below, we have, among other things:


     (1) Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended January 29, 1994, January 28, 1995, and February 3, 1996, and the Company's Forms 10-Q and the related unaudited financial information for the quarterly periods ending May 4, 1996, and August 3, 1996;

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     (2) Reviewed the Acquiror's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended January 29, 1994, January 28, 1995, and January 27, 1996, and the Acquiror's Forms 10-Q and the related unaudited financial information for the quarterly periods ending April 27, 1996, and July 27, 1996;

     (3) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company and the Acquiror as well as the cost savings and related synergies expected to result from the Merger, furnished to us by the Company and the Acquiror, respectively;

     (4) Conducted discussions with members of senior management of the Company and the Acquiror concerning their respective businesses and prospects, including the cost savings and synergies expected to result from the Merger;

     (5) Reviewed the historical market prices and trading activity for the Shares and the Acquiror Shares and compared them with that of certain publicly traded companies which we deemed to be reasonably similar to the Company and the Acquiror, respectively;

     (6) Compared the historical and projected results of operations of the Company and the Acquiror with that of certain companies which we deemed to be reasonably similar to the Company and the Acquiror, respectively;

     (7) Compared the proposed financial terms of the transactions contemplated by the Agreement with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

     (8) Considered the pro forma effect of the Merger on the Acquiror's earnings, consolidated capitalization and certain financial ratios;

     (9) Reviewed the Agreement dated November 2, 1996;

     (10) Reviewed the Option Agreement dated November 2, 1996; and

     (11) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by or on behalf of the Company or the Acquiror, or made publicly available by the Company or Acquiror, and we have not independently verified such information or undertaken an independent evaluation or appraisal of the assets or liabilities of the Company or the Acquiror or been furnished with any such evaluation or appraisal. With respect to the financial forecasts and information related to cost savings and synergies expected to result from the Merger furnished by the Company and the Acquiror, we have assumed with your consent that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's or the Acquiror's management as to the expected future financial performance of the Company or the Acquiror, as the case may be, as well as the cost savings and synergies expected to result from the Merger. We have further assumed that the Forward Merger will qualify as a reorganization within the meaning of Section 368 (a) of the Internal Revenue Code of 1986, as amended.
Our opinion is necessarily based upon market, monetary, general economic and other conditions as they exist and can be evaluated on the date hereof.
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     We have acted as financial advisor to the Company in connection with the
Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Merger. We have also, in the past, provided financial advisory and financing services to the Company and the Acquiror and have received fees for the rendering of such services. In addition, in the ordinary course of business, we may actively trade the Shares, as well as the Acquiror Shares, for our own account and for accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Affiliates of Merrill Lynch own approximately 1.27% of the outstanding Shares, and Messrs. Fitzgibbons and Sidhu, directors of Merrill Lynch Capital Partners, Inc., are also members of the Board of Directors of the Company.

     This opinion is addressed to the Board of Directors of the Company and does not constitute a recommendation to any stockholder as to whether such stockholder should tender any Shares pursuant to the Offer or vote in favor of the Merger.

     We are not expressing any opinion herein as to the prices at which the Acquiror Shares will trade following the announcement or consummation of the Merger.

     On the basis of, and subject to the foregoing, we are of the opinion that the proposed consideration to be received by the holders of the Shares pursuant to the Offer and the Merger, taken as a whole, is fair to such stockholders from a financial point of view.

                               Very truly yours,

                               MERRILL LYNCH, PIERCE, FENNER & SMITH
                               INCORPORATED